UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

_________________________

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.  2  )*

TERRAFORM POWER, INC.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
88104R100
(CUSIP Number)
Ken Maiman Appaloosa Management L.P. 51 John F. Kennedy Parkway, 2nd Floor Short Hills, New Jersey 07078 Tel. No.: (973) 701-7000	with a copy to: Lawrence M. Rolnick, Esq. Steven E. Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Investment Limited Partnership I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	2,586,903
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	2,586,903

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,586,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.23%(1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Palomino Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	3,645,097
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,645,097

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,645,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.55%(1)
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Thoroughbred Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	659,378
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	659,378

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 659,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.82%(1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Thoroughbred Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	708,622
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	708,622

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 708,622
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.89%(1)
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	7,600,000
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	7,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.50%(1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Partners Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	7,600,000
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	7,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.50%(1)
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
David A. Tepper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	7,600,000
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	7,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.50%(1)
14	TYPE OF REPORTING PERSON: IN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

ITEM 4. Purpose of the Transaction.

Item 4 is hereby amended by adding the following after the third paragraph thereof:

On December 21, 2015, AMLP, on behalf of the Funds, delivered the letter attached as Exhibit E to this Schedule 13D to the Issuer’s corporate secretary demanding the opportunity to inspect certain of the Issuer’s books and records pursuant to Section 220 of the General Corporation Law of the State of Delaware. The purpose of the demand is to enable AMLP and certain of its affiliates to, among other things, investigate breaches of Delaware common and statutory law and breaches of fiduciary duties perpetrated on the Funds and the Issuer’s other stockholders, by the Issuer, its board of directors and certain of its officers.

ITEM 7. Materials to be Filed as Exhibits.

          Item 7 is hereby amended to add the following exhibit:

Exhibit E	Letter sent by Appaloosa Management L.P. to the Corporate Secretary of TerraForm Power, Inc., dated December 21, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2015	APPALOOSA INVESTMENT LIMITED PARTNERSHIP I By: APPALOOSA MANAGEMENT L.P., Its General Partner By: APPALOOSA PARTNERS INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

PALOMINO FUND LTD. By: APPALOOSA MANAGEMENT L.P., Its Investment Adviser By: APPALOOSA PARTNERS INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

Thoroughbred Fund L.P. By: APPALOOSA MANAGEMENT L.P., Its General Partner By: APPALOOSA PARTNERS INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

THOROUGHBRED MASTER LTD. By: APPALOOSA MANAGEMENT L.P., Its Investment Adviser By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

APPALOOSA MANAGEMENT L.P. By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

APPALOOSA PARTNERS INC.
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

/s/ David A. Tepper
David A. Tepper

Exhibit E

Letter sent by Appaloosa Management L.P. to
the CORPORATE SECRETARY of

TerraForm Power, Inc., dated DECEMBER 21, 2015

December 21, 2015

VIA FEDEX

TerraForm Power, Inc.

12500 Baltimore Avenue

Beltsville, Maryland 20705

Attention: Corporate Secretary

Re: Demand for Inspection of Books and Records

Dear Corporate Secretary:

Appaloosa Management L.P., a Delaware limited partnership (“AMLP”), is the investment adviser to the following funds:

(i) Appaloosa Investment Limited Partnership I, a Delaware limited partnership (“AILP”);

(ii) Palomino Fund Ltd., a British Virgin Islands company (“Palomino”);

(iii) Thoroughbred Fund L.P., a Delaware limited partnership (“TFLP”); and

(iv) Thoroughbred Master Ltd., a British Virgin Islands company (“TML” and collectively with AILP, Palomino and TFLP, the “Funds”).

As publicly disclosed, the Funds collectively own 7,600,000 shares, or 9.5%, of the outstanding Class A common stock, par value $0.01 per share (the “Common Stock”) of TerraForm Power, Inc. (the “Company”), in the applicable amounts set forth on Schedule A, annexed hereto and made part hereof. Enclosed with this letter as Exhibit A is a true and correct copy of documentary evidence of the Funds’ respective ownership of the Common Stock set forth on Schedule A.

Pursuant to Section 220 of the General Corporation Law of the State of Delaware (the “DGCL”), on behalf of the Funds, AMLP hereby demands that it and its attorneys, representatives and agents be given, during usual business hours, the opportunity to inspect the following books and records of the Company:

1. All minutes of meetings and written consents of the Company’s board of directors (the “Board”) or any committee thereof relating to the Company’s and/or its controlled subsidiaries’ transactions with SunEdison Inc. (“SUNE”) regarding Vivint Solar Inc. (“Vivint”), and any modifications thereto, announced on or after June 1, 2015 (the “Subject Transactions”), and all documents or other materials presented to the Board or any committee at such meetings. This shall include any minutes or written consents related to the financing of the Subject Transactions, including any purported warehouse facilities or the assumption of debt at the acquired companies.

2. Fully executed copies of all transaction documents, including any related financings, related to the Subject Transactions, which have not been publicly filed.

3. All records reflecting the analysis, if any, conducted by the Board and/or the Corporate Governance and Conflicts Committee of the Board (the “Committee”) related to the Subject Transactions, including, but not limited to, any valuation of the renewable assets constituting Vivint’s rooftop solar portfolio (the “Rooftop Assets”) to be acquired by TerraForm Power, LLC, a controlled subsidiary of the Company (“Terra LLC”).

4. All records reflecting the Board’s and/or the Committee’s consideration, discussion and acceptance of the terms of that certain agreement, dated as of July 20, 2015 and amended as of December 9, 2015, by and among SUNE, SEV Merger Sub Inc., a wholly-owned subsidiary of SUNE, and Terra LLC (the “Interim Agreement”), particularly as it relates to the decision to enter into the take/pay arrangement with SUNE and its subsidiaries for the sale of residential solar systems (the “Solar Residential Systems”), rather than a right of first refusal (“ROFR”) pursuant to standard industry custom and practice.

5. All bids, term sheets, letters of intent or other offers received by or on behalf of the Company or any of the Company’s subsidiaries regarding the purchase of Rooftop Assets or Solar Residential Systems (collectively, the “Asset Bids”).

6. All minutes of meetings of the Board or any committee thereof at which the Asset Bids were discussed and all documents or other materials presented to the Board or any committee thereof (including without limitation, the Committee) at such meetings.

7. All records reflecting the Company’s efforts to date, if any, to seek competitive offers for the purchase of the Rooftop Assets and Solar Residential Systems.

8. All minutes of meetings and written consents of the Board or any committee thereof at which Cleary Gottlieb Steen & Hamilton LLP (“Cleary”) was present and relating in any way to transactions with SUNE or Vivint.

9. All minutes from the meeting of the Board held on November 20, 2015 and any and all documents or other materials relating thereto, including any correspondence prior to or after such meeting.

10. All minutes of meetings and written consents of the Board or any committee thereof relating to the departure of Cleary as counsel to the Committee and its replacement with Greenberg Traurig LLP and all documents or other materials presented to the Board or any committee at such meetings.

11. Complete copies of all of the Company’s current directors’ and officers’ liability (or equivalent) insurance policies, binders, supplements and agreements.

12. Complete copies of the executed indemnification agreements between the Company and each of the members of the Board and the Company’s officers.

13. Copies of the engagement letters and retention agreements between the Committee and each of Cleary and Greenberg Traurig LLP, and between the Company and each of the advisors who rendered services to the Company, the Board and the Committee in connection with the Subject Transactions.

AMLP also demands the right to make copies or extracts from the foregoing.

AMLP further demands the right to inspect all information referred to in this letter that is within the legal possession, custody or control of the Company, including, but not limited to, such information that is within the possession, custody or control of the Company’s subsidiaries or the Company’s outside legal counsel, accountants, auditors, financial advisors and other agents, representatives and advisors.

AMLP demands that all modifications, additions or deletions to any and all information referred to above be immediately furnished to AMLP as such modifications, additions or deletions become available to the Company or its agents, representatives or advisors.

All of the foregoing requested items constitute part of the Company’s books and records as set forth in Section 220(b)(1) of the DGCL.

Upon presentment of appropriate documentation therefor, AMLP will bear the reasonable costs incurred by the Company, in connection with the production of the information demanded.

The purpose of this demand is to enable AMLP and certain of its affiliates and other parties to, among other things, investigate breaches of Delaware common and statutory law and breaches of fiduciary duties perpetrated on the Funds and other stockholders of the Company by the Company, the Board and certain of its officers arising out of recent business decisions and corporate actions.

AMLP hereby designates Lowenstein Sandler LLP, its counsel, or any other person designated from time to time by AMLP, singly or in any combination, or their designees, to conduct, as its agents, the inspection and copying requested herein.

Please advise:

Steven Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, Fl. 18 New York, New York 10020 Telephone: (212) 204-8688 E-mail: ssiesser@lowenstein.com	Lawrence M. Rolnick, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, Fl. 18 New York, New York 10020 Telephone: (973) 597-2468 E-mail: lrolnick@lowenstein.com when and where the information demanded herein will be made available. If the undersigned has not received your response to this request by 5:00 p.m. on December 31, 2015, AMLP will assume that you do not intend to comply with this demand, and will seek appropriate recourse.

[Signature Page Follows]

The statements set forth herein are true under penalty of perjury under the laws of the United States.

Appaloosa Management L.P., on behalf of Appaloosa Investment Limited Partnership I, Palomino Fund Ltd., Thoroughbred Fund L.P. and Thoroughbred Master Ltd.

By: Appaloosa Partners Inc., its General Partner

By: __________________________________

Name: James Bolin

Title: Vice President

STATE OF NEW JERSEY	)
) ss.:
COUNTY OF ESSEX	)

I, James Bolin, am the Vice President of Appaloosa Partners Inc., the general partner of Appaloosa Management L.P. (“AMLP”), the investment advisor to the following funds, Appaloosa Investment Limited Partnership I, a Delaware limited partnership, Palomino Fund Ltd., a British Virgin Islands company, Thoroughbred Fund L.P., a Delaware limited partnership, and Thoroughbred Master Ltd., a British Virgin Islands company, who collectively own 9.5% of the outstanding Class A Common Stock of TerraForm Power, Inc. I am authorized to execute the foregoing demand on behalf of AMLP, and AMLP is authorized to make this demand on behalf of the funds referenced herein and therein. AMLP is further authorized to designate the attorneys, agents and representatives for the purposes of carrying out the inspection, in the foregoing demand. The facts, statements and representations contained in the foregoing demand are true and correct to the best of my knowledge and belief.

________________________________________

Sworn to and subscribed before me this 21st day of December, 2015.

____________________________________

Notary Public

My commission expires_____________.

Schedule A

Ownership

Fund	Shares of Class A Common Stock

Appaloosa Investment Limited Partnership I	2,586,903
Palomino Fund Ltd.	3,645,097
Thoroughbred Fund L.P.	659,378
Thoroughbred Master Ltd.	708,622
7,600,000

Exhibit A

Evidence of Ownership